

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3561

July 11, 2018

<u>Via E-Mail</u>
Mr. Gary A. Kohn
Chief Financial Officer
Westmoreland Coal Company
9540 South Maroon Circle, Suite 300
Englewood, CO 80112

> **Re: Westmoreland Coal Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed April 2, 2018**
> **File No. 001-11155**

Dear Mr. Kohn:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/Craig Arakawa

                                        Craig Arakawa
                                        Branch Chief
                                        Office of Beverages, Apparel, and Mining